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                                                         EXHIBIT 12 (a)(1)(xix)

     NOTICE TO REGISTERED HOLDERS OF $1 2/3 PAR VALUE COMMON STOCK IN THE
                                  NETHERLANDS

   Enclosed you will find an offer from General Motors Corporation to exchange shares of Class H Common Stock for each share of $1 2/3 Par Value Common Stock. The offering materials contain a prospectus describing the terms and conditions of the exchange offer, which you should read carefully, and an exchange letter of transmittal (the "letter of transmittal").

   Please note that notwithstanding any other information contained in the prospectus or in the letter of transmittal, two important exceptions apply to the registered holders of $1 2/3 Par Value Common Stock in the Netherlands.

   First, ABN AMRO Bank N.V., and not Fleet National Bank, will act as the local exchange agent in the Netherlands. If you would like to tender your shares, please send the enclosed letter of transmittal to the following address by mail or facsimile:

                              ABN AMRO Bank N.V.
                 Attn. Issuing Institutions/Corporate Actions
                                    MF2020
                                 Kemelstede 2
                                 4817 ST BREDA
                                   Nederland

                           Facsimile:0031-76-5799620
                           Telephone:0031-76-5799482

   Second, registered holders of $1 2/3 Par Value Common Stock in the Netherlands should, in order to constitute a valid acceptance, submit the enclosed letter of transmittal to ABN AMRO Bank N.V. at the latest on May 15, 2000 close of business.

   If you have any questions about the exchange offer, or want to request additional documents, you may call the information agent, Morrow & Co., at
(212) 754-8000 (collect).